CONSENT

                                                                Exhibit 23.3


The Board of Directors
Security Capital Group Incorporated:

We consent to incorporation by reference in the registration statement on Form S-8 of Security Capital Group Incorporated with respect to the Security Capital Group Incorporated Deferred Fee Plan for Directors, of our reports dated January 30, 2001, except as to Note 16, which is as of February 28, 2001, relating to the balance sheets of Archstone Communities Trust as of December 31, 2000 and 1999, and the related statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and the related schedule, which reports appear in the December 31, 2000 annual report on Form 10-K of Security Capital Group Incorporated.


/s/ KPMG LLP


Chicago, Illinois
July 20, 2001